Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-141425-01

September 17, 2007

Public Service Company of New Hampshire

Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire
Security:	$70,000,000 6.15% First Mortgage Bonds, Series N,
Due 2017
Maturity:	September 1, 2017
Coupon:	6.15%
Price to Public:	99.829% of face amount
Yield to Maturity:	6.174%
Spread to Benchmark Treasury:	T+170 basis points
Benchmark Treasury:	4.75% due October 15, 2017
Benchmark Treasury Rate:	102.06%
Benchmark Treasury Yield:	4.474%
Interest Payment Dates:	March 1 and September 1, commencing March 1,
2008
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus
25 basis points
Settlement:	September 24, 2007
CUSIP:	744482 BH2
Ratings:	Baa1 by Moody’s Investors Service
BBB+ by Standard & Poor’s Ratings Services
BBB+ by Fitch Ratings

Sole Book-Running Manager:	Lehman Brothers Inc.
Co-Managers:	Banc of America Securities LLC
BNY Capital Markets, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll free at 1-888-603-5847.